October 17, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Ansart

Jane Park

Re:	Haleon plc

Registration Statement on Form F-4

Filed September 29, 2022

File No. 333-267650

Ladies and Gentlemen:

On behalf of Haleon plc (the “Company”), we hereby respond to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated October 12, 2022 (the “Comment Letter”) regarding Haleon’s Registration Statement on Form F-4 filed with the SEC on September 29, 2022, File No. 333-267650 (the “Registration Statement”).

For the convenience of the Staff, we have set forth below the comment contained in the Comment Letter in bold type followed by the Company’s response thereto. Capitalized terms used but not defined herein have the respective meanings set forth for such terms in the Registration Statement.

U.S. Securities and Exchange Commission, p. 2

Registration Statement on Form F-4

General

1.

We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). However, the prospectus does not contain all of the representations and disclosure required by the no-action letters. Specifically, the Company must represent that it has not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the offering, and that it is not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities. Furthermore, the Company must disclose to each person participating in the exchange offer that if such participant acquires the exchange securities for the purpose of distributing them, such person must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell exchange securities, and be identified as an underwriter in the prospectus. Please revise your prospectus to include these representations on behalf of the Company as well as the additional disclosure to all participants. Alternatively, you may provide us with a supplemental letter that includes the representations.

Response: The Company acknowledges the Staff’s comment and hereby represents that it has not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the offering, and that it is not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities.

In addition, the Company respectfully draws the Staff’s attention to the following disclosure under “The Exchange Offers—Resale of New Notes” on page 272 of the Registration Statement:

“If you acquire New Notes in the exchange offers for the purpose of distributing or participating in a distribution of the New Notes or you have any arrangement or understanding with respect to the distribution of the New Notes, you may not rely on the position of the staff of the SEC enunciated in the no-action letters to Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available April 13, 1988), or interpreted in the SEC interpretative letter to Shearman & Sterling LLP (available July 2, 1993), or similar no-action or interpretative letters, and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.”

Please do not hesitate to contact me at +44 20 7614 2237 with any questions regarding this correspondence.

Sincerely yours,

/s/ Sebastian R. Sperber
Sebastian R. Sperber

cc:	Bjarne Tellmann, Senior Vice President and General Counsel, Haleon plc